Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta – October 5, 2009 - Talisman Energy Inc. today declared a semi-annual dividend of 11.25 cents Canadian (C$0.1125) per share on the Company’s common shares.  The dividend will be paid on December 31, 2009 to shareholders of record at the close of business on December 11, 2009.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:
David Mann, Vice-President                                                                                                Christopher J. LeGallais, Vice-President
Corporate & Investor Communications                                                                              Investor Relations
Phone:                 403-237-1196  Fax:  403-237-1210                                                             Phone:  403-237-1957  Fax: 403-237-1210
E-mail:                 tlm@talisman-energy.com                                                                        Email:    tlm@talisman-energy.com

18/09